[RYERSON LETTERHEAD]

March 24, 2006

VIA EDGAR

April M. Sifford

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ryerson Inc.

Form 8-K

Filed March 17, 2006

File No. 1-9117

Dear Ms. Sifford:

Thank you for your letter dated March 21, 2006, addressed to Jay M. Gratz of Ryerson Inc. (the “Company” or Ryerson), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Ryerson’s Form 8-K, which was filed on March 17, 2006.

Please see below the following responses by Ryerson to the Staff’s comments. To facilitate the Staff’s review, we have keyed our responses below to the Staff’s comments. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed March 17, 2006

Item 4.02(a)

1.	We note that you intend to file restated financial statements. Please tell us when you expect to file them.

Response:

On March 17, 2006, Ryerson filed a Form 12b-25 in which Ryerson stated that the Audit Committee of Ryerson’s Board of Directors approved the recommendation of Ryerson’s management to restate the (i) consolidated balance sheet as of December 31, 2004, (ii) consolidated statements of operations and reinvested earnings and statements of cash flows for the years ended December 31, 2004 and 2003, and (iii) unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2004 and each of the quarters and year-to-date periods therein. Ryerson also indicated that due to the additional time required to complete the restatement, prepare financial statements and complete the assessment of internal control over financial reporting as of December 31, 2005, it would not able to file its Annual Report on Form 10-K for the year ended December 31, 2005 by March 16, 2005, without unreasonable effort or expense.

Ryerson is currently in the process of preparing the above-mentioned financial statements, and expects to file its Form 10-K, as well as amended Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 on or before the fifteenth calendar day after the due date for the Form 10-K, which is March 31, 2006. If it appears that Ryerson is unable to meet this deadline, we will promptly notify the Staff.

2.	We note you have concluded that a material weakness in internal controls over financial reporting existed as of December 31, 2005 and 2004. Please tell us if you have reconsidered the adequacy of your previous disclosures regarding disclosure controls and procedures in light of these errors resulting in restatements of financial statements as of December 31, 2004 and 2003 and for the interim periods of fiscal years 2005 and 2004.

Response:

Ryerson is currently in the process of preparing its Form 10-K for the year ended December 31, 2005 and reviewing its disclosures regarding management’s conclusions as to the effectiveness of its disclosure controls and procedures, particularly in light of the material weakness that Ryerson identified in its internal control over financial reporting. Ryerson intends to state in its Form 10-K that, as a result of the material weakness in its internal control over financial reporting that led to the restatement of its financial statements, its Chief Executive Officer and Chief Financial Officer have concluded that Ryerson’s disclosure controls and procedures were not effective as of December 31, 2005, December 31, 2004 or December 31, 2003 and the previous conclusions should no longer be relied upon. Ryerson also intends to amend its Forms 10-Q for the first three quarters of 2005, and in each report it intends to state that as a result of the material weakness in its internal control over financial reporting that led to the restatement of its financial statements, its Chief Executive Officer and Chief Financial Officer have concluded that Ryerson’s disclosure controls and procedures were not effective as of the end of the quarter to which the 10-Q relates, as well as the corresponding quarter in 2004.

Ryerson is hereby amending its Form 8-K filed on March 17, 2005 to state its Chief Executive Officer’s and Chief Financial Officer’s conclusions that its disclosure controls and procedures were not effective as of December 31, 2005, 2004 and 2003 and as of the end of each of the first three quarters of 2005 and 2004 and the previous conclusions included in each respective period’s filing should no longer be relied upon.

*                *                *

We would like to express our appreciation for your prompt attention to the Form 8-K. We are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (773)788-3700 or Daniel Horwood of Mayer, Brown, Rowe & Maw LLP at (312)701-7505.

Very truly yours,

Virginia Dowling
Deputy General Counsel and Secretary

cc:	Shannon Buskirk

Securities and Exchange Commission

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